LEGAL & COMPLIANCE, LLC

laura aNTHONy, esq. GEOFFREY ASHBURNE* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ., LLM LAZARUS ROTHSTEIN, ESQ. SVETLANA ROVENSKAYA, ESQ***	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM
OF COUNSEL: CRAIG D. LINDER, ESQ.**** PETER P. LINDLEY, ESQ., CPA, MBA KIMBERLY L. RUDGE, ESQ. STUART REED, ESQ. MARC S. WOOLF, ESQ.	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

* licensed in CA only

** licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

October 19, 2018

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 001, LLC Amendment No. 2 to Offering Statement on Form 1-A Filed September 27, 2018 File No. 024-10876

Dear Ms. Ransom:

We have electronically filed herewith on behalf of Masterworks 001, LLC (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A filed on July 31, 2018 and as amended on August 24, 2018 and September 27, 2018 (“Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from Amendment No. 2 to the Form 1-A filed on September 27, 2018. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated October 16, 2018. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

General

1.	Comment: We note your disclosure that the Private Placement and this Offering are “mutually conditioned on the closing of the other.” In this regard, please clarify that this Offering and the Private Placement will both close at the same time, if true, regardless of the number of shares you sell in either Offering, because neither offering is subject to a minimum offering levels.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 3 to clarify that both the Private Placement and the Offering will close at the same time regardless of the number of shares sold in either offering.

Mara L. Ransom, Assistant Director Securities and Exchange Commission October 17, 2018 Page 2

2.	Comment: We note that you are conducting your private placement under Rule 506 of Regulation D. Please tell us which section of Rule 506 you are relying upon and how this private placement will comply with Rule 251(c) of Regulation A. For example, if you intend to rely on Rule 506(b) of Regulation D to conduct the private placement, tell us how you intend to comply with the general solicitation prohibition.

Response: Rule 251(c) sets forth a non-exclusive list of transactions that will not be integrated with a Regulation A offering and as, indicated in the Note to Paragraph (c) of Rule 251, subsequent offers and sales will be evaluated based on the particular facts and circumstances. The specific safe harbor provisions of Rule 251(c) do not apply to the private placement, but the Company believes the private placement should not be integrated based on the particular facts and circumstances and consistent with prior guidance issued by the Staff.

The Company’s intention with respect to the private placement is to approach a small number of qualified institutional buyers and or two or three institutional accredited investors. The Company has no current intention to solicit investors for the private placement through any form of general solicitation or general advertising, including through its Regulation A offering or any testing the waters materials utilized therein. Accordingly, the Company does not anticipate that the Regulation A offering will condition the market for the preferred shares offered to the small group of institutional investors. If it turns out that the Company is able to offer and sell the private placement to a small number of qualified institutional buyers and or large institutional accredited investors, the Company will rely on Rule 506(b) and the Company believes the private placement should not be integrated with the Regulation A offering in accordance with the Staff’s prior guidance. In addition, SEC Release No. 33-9741, Final Rule: Amendments for Small and Additional Issues Exemptions under the Securities Act of 1933, as amended (the “Securities Act”) (Regulation A) (March 25, 2015) makes clear that that “an offering made in reliance with Regulation A should not be integrated with another exempt offering made by the issuer, provided that each offering complies with the requirements of the exemption that is being relied upon for that particular offering.” If it turns out that the Company needs to broaden the offeree base to sell the private placement or a potential investor was not able to provide customary private placement representations, the Company would then rely on Rule 506(c) for the private placement.

The Offering, Page 13

3.

Comment: We note your revised disclosure that “if [you] choose to reject a subscription or elect not to proceed with the Offering, such funds will be returned by mail via a check in U.S. dollars, or, in [y]our discretion, in the same form of currency as the subscription was made.” Please clarify which exchange rate will be used and the timing of such rate, if you choose to reject funds related to Bitcoin or Ether. In this regard, we note that investors will have exchange rate risk at the time of payment.

Response: The Company acknowledges and understands the Staff’s comment and has revised Amendment No. 3 to remove its option to refund a subscription amount in any currency other than U.S. dollars.

Dilution, Page 29

4.	Comment: Please refer to the table on page 30 titled Dilution Based on Hypothetical Conversion. Please revise the lines titled “New Investors” and “Total” to be mathematically accurate.

Response: The Company acknowledges and understands the Staff’s comment and has revised the numbers in the lines titled “New Investors” and “Total” to be mathematically accurate.

Blockchain , page 31

5.	Comment: We note your statement of belief that the change from traditional book-entry ownership to blockchain book-entry ownership does not represent the issuance of a new security. Please tell us the basis for your belief or, in the alternative, revise to clarify that the issuance of tokens or other digital assets in the future in exchange for ordinary shares may constitute the issuance of a security depending upon the nature of the digital asset that is issued in exchange for ordinary shares.

Mara L. Ransom, Assistant Director Securities and Exchange Commission October 17, 2018 Page 3

Response: The Company’s operating agreement governs the types of equity securities that can be issued by the Company and the number of shares of each class of membership interest that may be issued. The Company is permitted under its operating agreement to represent its outstanding membership interests in the form of crypto-tokens, but absent an amendment to the Company’s operating agreement, which would require shareholder approval, the Company is not permitted to issue any other equity securities or membership interests. Accordingly, the Company does not anticipate issuing any crypto-tokens that would have any rights or obligations that would differ from the rights and obligations of the underlying shares. If the shares were represented by crypto-tokens, they might have enhanced transferability, which is consistent with the distinction between shares represented in traditional book-entry form and shares represented by paper certificates. While it is possible that the Company would someday seek to execute an exchange of Class A ordinary shares for a new security (whether in the form of crypto-tokens or traditional book-entry), no such transaction is currently contemplated and even if such transaction were to occur or the Staff were to take the position that representing the shares in the form of crypto-tokens in and of itself constitutes the issuance of a new security, the Company believes that such transaction could be effected pursuant to Section 3(a)(9) of the Securities Act.

6.

Comment: Your disclosure continues to be unclear as to your use of ERC20 or other crypto tokens and whether you intend to issue tokens in exchange for your ordinary stock now or in the future, when a trading platform is established or an available exchange is approved by you. To ensure consistency and clarity, please state on your prospectus cover page and on pages 3, 27 and 32 that you are not issuing ERC20 or other crypto tokens at this time and that you do not intend to do so until one of the aforementioned events occur in the future, if true. Your risk factor disclosure on page 27 suggests otherwise and the second sentence of the risk factor is incomplete. Also, your disclosure on page 32 under “Blockchain” does not clearly differentiate your intended use of a blockchain for purposes of publishing your stock ledger as contrasted with effectuating transfers of digital assets.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 3 to clarify that the Company is not issuing tokens at this time and that the Class A ordinary shares will be transferred through traditional book-entry methods, but that the Company may represent the shares in the form of crypto tokens in the future if and when doing so would enable trading or enhance liquidity. In addition, the Company has revised the risk factor disclosure and the disclosure on page 32 under “Blockchain” to make the disclosure more consistent and clearly differentiate the Company’s intended use of publishing its stock ledger from effecting transfers of digital assets.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Legal & Compliance, LLC

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